Exhibit 99.1

June 26, 2024

Meihua International Medical Technologies Co., Ltd.

Attn: Xin Wang, Chief Executive Officer

88 Tongda Road, Touqiao Town, Guangling District

Yangzhou, China 2250000

Dear Yongjun Liu:

In exchange for the opportunity to act as agent on behalf of Meihua International Medical Technologies Co., Ltd. (the “Company”) in connection with its program to repurchase ordinary shares (the “Securities”), which represent ordinary shares of the Company and are listed on the Nasdaq under the symbol “MHUA,” we make the following representations to you, each of which relates to our conduct when we act as your agent with respect to the program:

●	We agree to use our best efforts to effect all open-market purchases in accordance with the purchasing conditions of Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 10b-18”), unless we are otherwise instructed you or your designees.

●	We will promptly follow all instructions provided to us by you or your designees as to the timing, price, and volume of purchases that we make; provided that if such purchases are executed pursuant to a written plan complying with the provisions of SEC Rule 10b5-1 (a “10b5-1 Plan”), then all timing, price, and volume of purchases that we make shall be governed solely by the terms of such 10b5-1 Plan.

●	The individuals specified on Attachment A will be responsible for complying with your trading instructions. Attachment A also provides each such individual’s telephone number, fax number, email address and area of responsibility.

●	We will provide you with an email report on each trade date, detailing the number of ADSs purchased, the prices at which ADSs were purchased, the principal dollar amount of such transactions, the commissions, the net dollar amount due to us, the trade date and the settlement date. Official confirmations will be generated overnight and sent via regular mail.

●	We will execute all trades at a commission rate of $[0.01186] per share purchased, subject to a minimum fee of $[2.99] per order.

●	Payment for Ordinary Shares purchased, together with any applicable fees and commissions, shall be deducted by us from your pre-deposit in the account to be established for the purpose of effecting repurchases on behalf of you.

In order to facilitate the above representations by us, the Company agrees that it will:

●	Provide us with a secretary’s certificate (or equivalent document) that identifies, and includes specimen signatures of, all individuals (“Authorized Persons”) authorized to establish, maintain, transact in and instruct us on the brokerage account to be established for the purpose of effecting repurchases on behalf of the Company;

●	Provide us with a Form W-8BEN-E certifying the taxpayer identification number of the entity repurchasing Ordinary Shares;

●	Provide us with trade reporting instructions, as outlined in Attachment B, for the daily trade reporting email and account statements;

●	If applicable, provide us with a list of designees on Attachment C, each of whom will be authorized to instruct us in connection with the program. In the event you as signatory to this framework agreement are a designee on Attachment C, Attachment C must also include a raised corporate seal or signature from an Authorized Person;

●	If applicable, provide us with all necessary information regarding any previous purchases executed by the Company, as may be required for us to calculate the Company’s volume limitations under Rule 10b-18;

●	Avoid taking any action that would violate, or would cause any purchase of the ADSs by us to violate, Rule 10b-18, Rule 10b5-1 as applicable or any other applicable law.

Your execution of this framework agreement constitutes your representation that you are authorized by the Company and are thereby authorizing us to open and maintain for you, an account for the purchase of the ADSs and for any other transactions for which the account may be used, that the designees whose names are set forth on Attachment C, in addition to the Authorized Person, are authorized by the Company to give written and/or oral instructions to us in connection with such transactions and that your execution and performance in accordance with the terms of this framework agreement have been duly authorized on the Company’s behalf by all necessary corporate action.

This framework agreement, along with any 10b5-1 Plan entered into between the parties, constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes any previous agreements, promises, and representations, whether written or oral, between parties. In the event of any conflict between the provisions of such 10b5-1 Plan and the provisions of this framework agreement, the provisions of such 10b5-1 Plan shall control.

The Company acknowledges and agrees that this framework agreement is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code, as it may be amended (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

This framework agreement will be governed by, and construed in accordance with, the laws of the State of New York, without regard to such State’s conflict of laws rules.

This framework agreement may be executed in two or more counterparts and by facsimile signature.

Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, and this framework agreement shall become effective on the date on which:

(i)	The framework agreement shall be signed by both the Company and TIGER BROKERS (NZ) LIMITED; and

(ii)	The Company shall disclose information with respect to tits repurchase program in its public filings as required by the Securities Exchange Act of 1934, as amended, or any applicable rules and regulations.

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IN WITNESS WHEREOF, the undersigned have accepted and agreed to as of the date first written above.

MEIHUA INTERNATIONAL		TIGER BROKERS (NZ) LIMITED
MEDICAL TECHNOLOGIES CO., LTD.

By:	/s/ Yongjun Liu	By:	/s/ Vincent Cheung
Name:	Yongjun Liu	Name:	Vincent Cheung
Title:	Chairman	Title:	CEO

Attachment A

TBNZ Contact List – Special Equity Transactions Group

Origination	Email	Telephone	Fax

Trading	trading@tigerfintech.com

Operations	zhangchaofan@itiger.com

Attachment B

Daily Trade Reporting

Recipients of daily execution report:

Name	Email Address	Telephone
Xin Wang	secretary@meihuamed.com

Contact information for account statements, confirmations, etc:

Contact:
Mailing Address:
Phone:

Wire Instructions

Receiving Bank:

ABA #:

For Credit To:

A/C #:

For Further Credit To:

A/C #:

Attachment C

Meihua International Medical Technologies co., Ltd. Designee List

Name	Position / Office	Signature	Telephone
Xin Wang	Chief Executive Officer
Yongjun Liu	Chairman of the Board

Signature of Authorized Person
(if necessary)